Mail Stop 3561

August 25, 2008

William E. Brown
Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 64597

> **Re:** **Central Garden & Pet Company**
> **Form 10-K**
> **Filed November 28, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 31, 2007**
> **Form 8-K**
> **Filed February 7, 2008**
> **File No. 001-33268**

Dear Mr. Brown:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended September 29, 2007

Business, page 1

1.   We note the disclosure of the various products and services whereby you derive a diverse stream of revenue. Please disclose for each period presented the amount

or percentage of total revenue contributed by each class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Refer to Item 101(c)(1)(i) of Regulation S-K. Please also disclose in Note 15 to your financial statements revenues from external customers for each product or service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact should be disclosed. Refer to paragraph 37 of SFAS 131. If applicable, please tell us why disclosure of revenues from external customers for each product or service or each group of similar products and services is impracticable.

Properties, page 20

2.   We note that the first paragraph under the heading "Properties" states that you have 41 manufacturing facilities and 34 sales and logistics facilities. The tables listing the facilities only shows 33 manufacturing facilities and 33 sales and logistics facilities. We also note that under the headings (1) "Manufacturing" on pages 6 and 9, you state that you have 18 manufacturing facilities for your pet segment and 23 such facilities for your garden segment, or a total of 41, and (2) "Sales and Logistics Network" on pages 5 and 8, you state that you have 9 sales and logistics facilities for your pet segment and 24 such facilities for your garden segment, or a total of 33. In addition, in the paragraph following the tables, you state that you lease 20 manufacturing facilities and 29 sales and logistics facilities but the table listing the facilities only shows 16 (not 20) leased manufacturing facilities and 28 (not 29) leased sales and logistics facilities. Please explain these discrepancies to us or revise your disclosure as appropriate.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

3.   Please add the required footnotes to the table at the bottom of page 23. Refer to Instruction 2 to Item 703(b)(4) of Regulation S-K. This disclosure should be included in future 10-Q filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 32

4.   Net debt appears to be a non-GAAP financial measure. As such, please also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K or tell us why you believe that net debt does not represent a non-GAAP measure.

Financial Statements and Supplementary Data, page 39

Management's Report on Internal Control Over Financial Reporting, page 40

5.   Please include a statement that your registered accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page 47

Note 5. Goodwill, page 53

6.   Please tell us the results of the first step of your annual impairment test and describe in detail how you determined the fair value of your reporting units. In doing so, summarize the significant assumptions used in your analysis of discounted cash flows of the reporting units, your consideration of the likelihood of possible outcomes and your use of private and public trading multiples for similar entities. Please also tell us whether you were required to perform the second step of the goodwill impairment test, and if so, the results of test. Finally, please disclose in more detail how you determine the fair value of your reporting units and the significant assumptions underlying your valuations. Refer to APB 22 regarding disclosure of significant accounting policies.

7.   We note that you recognized a significant goodwill impairment charge in the first quarter of fiscal 2008. Based on your disclosure in recent developments on page 16 of Form 10-Q filed February 7, 2008, it appears that you may have changed your methodology in testing goodwill for impairment because of the significant decline in your market capitalization by placing greater emphasis on current stock trading values as opposed to the estimated fair values of your reporting units based on discounted cash flows and private and public market trading multiples for similar entities. Please advise in detail including whether you revised your estimates of discounted cash flows and any revisions in your use of your market capitalization and/or private and public trading multiples for similar entities. If you changed the method used to estimate the fair value of your reporting units, tell us why you believe the new method provides a better estimate of fair value as well as the catalyst for the change. Also, please tell us the results of the updated impairment test as of December 29, 2007 as compared to your fiscal 2007 annual impairment test. In doing so, please provide us your analysis of the carrying value and fair value of your reporting units based on your valuation methodology used in the fiscal 2007 annual impairment test and the impairment test performed as of December 29, 2007. If you were required to perform step two of the test, show us the results of the phantom purchase price allocation. The analysis should reflect your estimates based on discounted cash flows, market capitalization and

private and public market trading multiples for similar entities and a detailed discussion of your methodology of estimating the fair value of your reporting units at each date, including significant assumptions. In addition, please tell us whether you tested goodwill for impairment at September 29, 2007 as a result of the decline in your market capitalization during the fourth quarter and, if so, the results of step one of the test and whether step two of the test was necessary. If no testing was performed, explain to us your basis for concluding that no impairment testing was necessary at September 29, 2007 and why the decline in your market capitalization is not considered an event or change in circumstance that would require an impairment test at that date. Refer to paragraphs 18 – 29 of SFAS 142. We may have further substantive comment.

8.   Given the consistent decline in your market capitalization from September 29, 2007 to the filing date of the report, please tell us your consideration of providing disclosure regarding the significant decline in market value and its potential impact on your financial statements. Refer to paragraph .05 of Auditing Standards Codification AU Section 560.

Note 7. Long-Term Debt, page 55

9.   Please describe in more detail the pertinent provisions of the restrictive covenants contained in your senior secured credit facilities on your ability to pay dividends. Please also disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Item 4-03(e)(1) of Regulation S-X.

Note 10. Stock-Based Compensation, page 59

10.   You disclose that the expected stock price volatilities used to estimate the fair value of your option awards are estimated based on your "implied historical volatility." Please tell us what "implied historical volatility" represents and why the use of "implied historical volatility" complies with the guidance in SFAS 123(R).

Item 9A. Controls and Procedures, page 73

11.   We note your disclosure that you believe that the controls and procedures in place are effective to ensure that information relating to the Company that is required to be disclosed in the reports that you file or submit under the Exchange Act is properly disclosed as required by the Exchange Act and related regulations. In future 10-Ks and 10-Qs, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if

true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

12.   Please tell us what consideration your principal executive and principal financial officer has given to your apparent failure to file timely a Quarterly Report on Form 10-Q in making his effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed December 31, 2007

Compensation Discussion and Analysis, page 8

Overview, page 8

13.   Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. You provide some disclosure addressing each individual compensation component and you disclose qualitative factors considered for allocations and amount but, as a general matter, your disclosure lacks quantitative discussion of the analyses that underlie the compensation committee's decisions to make specific awards and how decisions regarding one type of award motivate the committee to award other forms of compensation. Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among the various components of compensation and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(v) of Regulation S-K.

Process, page 8

14.   On page 8, your disclosure states that you look beyond the market data and place significant weight on, among other factors, individual job performance. On page 9, your disclosure states that the compensation committee "believes that a majority of the total compensation package should depend on the performance of the company …." Please disclose what specific items of corporate and individual performance are taken into account in setting compensation policies and making compensation decisions. Refer to Item 402(b)(2) of Regulation S-K.

Compensation Consultants and Benchmarking, page 8

15.   You state that in fiscal 2007 "the company … prepared its own market analysis based on a methodology and peer group similar to that of pervious reports prepared by outside consultants" and that the compensation committee "used it to help determine the market value compensation for the executive officers." Please specify how each component of compensation relates to the data you analyzed from the peer companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please also identify the peer companies used. In this regard, see Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Salary, page 9

16.   You state that "historically, the named executive officers have received annual increases consistent with the cost-of-living increases with some performance element." Please disclose the criteria the compensation committee used to determine performance element of the salary increases of the named executive officers.

Cash Bonus, page 10

17.   The disclosure regarding the "Cash Bonus" compensation component states that you "set potential target bonuses for each named executive officer at the beginning of each fiscal year as a percentage of the base salary." Your "Compensation Discussion & Analysis" should also cover actions regarding executive compensation that were taken after the end your last fiscal year if such disclosure could affect a fair understanding of the compensation granted for the past fiscal year. In this regard, please disclose the targets for the cash bonus compensation component for fiscal year 2007. Refer to Instruction 2 to Item 402(b) of Regulation S-K and Question 118.02 and Response 217.11 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

18.   The disclosure regarding the "Cash Bonus" compensation component states that "compensation committee determines the actual amount of cash bonus awarded to each named executive officer … primarily by considering the financial results of the Company for the given year and such officer's individual performance and contribution to the Company." Please disclose the criteria the compensation committee used to determine the actual cash bonus amounts.

Summary Compensation Table, page 14

19.   We acknowledge that Mr. Johnson has retired; however, with respect to the mortgage differential payments, please describe the methodology for computing the company's aggregate incremental cost for this benefit. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination, page 20

20.   While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See Section VI of Securities Act Release 33-8732A

21.   Please discuss how potential payments upon termination or change in control fit into your overall compensation objectives and affect the compensation committee's decisions made regarding other compensation elements. Refer to Item 402(j)(3) of Regulation S-K.

Review, Approval or Ratification of Transactions with Related Persons, page 22

22.   Please describe your policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. While your disclosure would seem to indicate that your Audit Committee reviews such related persons transactions, your disclosure does not describe the pre-approval process in any detail. Refer to Item 404(b) of Regulation S-K.

Form 8-K Filed February 7, 2008

23.   It appears that you have disclosed several non-GAAP financial measures including adjusted consolidated operating loss, adjusted garden products operating loss and adjusted pet products operating income as the amounts appear to exclude goodwill impairment charges, gain of sale of property and legal settlement proceeds. Please revise to include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K for each non-GAAP financial measure presented. Refer to Instruction 2 to Item 2.02 of Form 8-K.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director